DataPath, Inc.	3095 Satellite Boulevard
Suite 600
Duluth, GA 30096-5814
TEL: 678-597-0300
FAX:678-252-4101

www.datapath.com

August 18, 2008

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549

     Re:    DataPath, Inc.
              Registration Statement on Form S-1, File No. 333-137646
              Filed on September 28, 2006

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, DataPath, Inc. (“DataPath”) hereby requests the SEC’s consent to withdraw the above-referenced registration statement. Due to market conditions and other factors, DataPath has determined not to proceed with the public registration of its common stock at this time but may decide to do so in the future. No shares of common stock have been offered or sold pursuant to the registration statement.

     DataPath believes that withdrawal of the registration statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. Accordingly, DataPath, Inc. respectfully requests that the SEC grant its request to withdraw the registration statement.

     If you have any questions or comments about the foregoing, please contact Steve Berson of Nelson Mullins Riley & Scarborough LLP at (404) 322-6125.

DATAPATH, INC.

/s/ David Helfgott
David Helfgott
President and Chief Executive Officer